SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of August 2005

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Report to Shareholders Q2 2005

2.

Marsulex Press Release dated August 15, 2005

3.

Marsulex Press Release dated August 17, 2005

President’s Letter

Results for the second quarter of 2005 represented another solid performance for Marsulex, resulting in a strong first half of the year.  All of our operations reported results for the quarter that were ahead of last year.  The two major reasons for the improved earnings were the fees, which commenced in January 2005, from the Refinery Services Group’s Fort McMurray facility, and higher sales of alum by the Western Markets Group as a result of the heavy rains in Alberta and Saskatchewan during the period.  Net earnings were $1.7 million ($0.05 per share basic) for the three months ended June 30, 2005 compared to $1.2 million in the same period in 2004 ($0.04 per share basic). Revenue for the three months was $40.8 million compared with $35.2 million last year, and gross profit was $14.7 million compared with $12.2 million in 2004.

Operations

Refinery Services Group produced gross profit of $7.9 million for the second quarter of 2005 compared with $6.6 million for the same period last year.  This increase primarily reflected the contribution this year from Fort McMurray, as well as improved results from the Group’s spent acid regeneration operations, which processed higher volumes of spent acid at the Group’s Toledo facility than last year. As in the first quarter, however, higher energy costs as well as the impact of foreign exchange largely offset the benefits of the higher volume.

Western Markets Group reported gross profit of $5.4 million for the period compared with $4.6 million in the same period last year.  The improvement reflected sales of water treatment chemicals that were significantly higher than last year as a result of the conditions caused by heavy rains.

Power Generation Group reported gross profit of $1.4 million for the period compared with $1.0 million in 2004, reflecting higher revenue from projects in China.

On June 29, 2005, Marsulex announced that it had agreed to purchase Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, for approximately $73 million, excluding acquisition and financing costs.  The transaction, which is expected to close in August, will be funded substantially with debt.  Stablex has an excellent group of employees, and this, together with its large, high quality customer base, will provide us with a great opportunity to generate incremental business.

Outlook

The outlook for our existing businesses for the remainder of the year is unchanged.  We believe the businesses will be stable, with earnings growth coming from the contribution of the Fort McMurray facility and the expected contribution of Stablex.

It was a solid first half of the year and the outlook for the second half is positive.

Laurie Tugman

President & Chief Executive Officer

Management’s Discussion and Analysis

The following commentary provides additional analysis of Marsulex’s operations and financial position for the six months ended June 30, 2005 and includes material information available to July 26, 2005.  It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes and with the audited consolidated financial statements and corresponding notes included in the annual report for the year ended December 31, 2004.

REVIEW OF SECOND QUARTER 2005

♦

Net earnings were $1.7 million in the second quarter of 2005 compared to $1.2 million last year.

♦

Gross profit for the quarter was $14.7 million compared to $12.2 million in 2004, reflecting increased profits from Refinery Services, Western Markets and Power Generation.

♦

Refinery Services Group results largely reflected the Fort McMurray contribution as improved volumes in spent acid regeneration were largely offset by higher energy costs and foreign exchange.

♦

Western Markets Group results reflected increased demand in the quarter for water treatment products as a result of heavy rains experienced in Alberta and Saskatchewan.

♦

Results for the Power Generation Group reflected contributions from the projects awarded last year. The Group also secured two additional SO2 projects in China during the second quarter.

♦

On June 29, 2005 the Company announced that it had agreed to purchase Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, for approximately $73 million, excluding acquisition and financing costs.  The transaction will be funded substantially with debt and in addition to the customary closing conditions is contingent upon the Company arranging financing.  Discussions with bankers for an $80 million facility and a $20 million revolving line of credit for general corporate use are well advanced.  The Company expects to complete the transaction in August 2005.

♦

The Company finalized arrangements with its oil refinery customers on the scope of the Montreal expansion. As a result, the estimated cost of the project is now approximately $60 million, although the agreements provide for further scope changes if agreed between the refineries and Marsulex.

RESULTS OF OPERATIONS

Revenue

The Company provides industrial services, including the processing, removal, distribution, and sale of the by-products resulting from compliance services, and sells industrial chemicals.

The Refinery Services Group provides services for the regeneration of spent acid, the processing of acid gas, the conversion of molten sulphur into prilled sulphur, and by-product processing and marketing.  Although the volumes processed by the Group may be affected by the market demand and seasonal variation of the refinery customers’ products, generally peaking during the summer driving season, the Group’s revenues are largely stable year over year and are somewhat insulated through contractual minimum volume requirements.

The Western Markets Group earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and sewage treatment. The Group’s product range includes sulphuric acid, liquid sulphur dioxide, aluminium sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, and hydrogen sulphide. The demand for the Group’s products may experience seasonal fluctuations, for example, the demand from the Group’s municipal customers to treat water peaks during the spring "run off" and summer seasons.

The activities associated with the Power Generation Group include the design and installation of pollution control equipment, engineering and project management services, and the licensing of technology.

Revenue was $40.8 million for the second quarter of 2005, compared to $35.2 million for the same period in 2004, an increase of $5.6 million or 15.9%.  Revenue for the six months ended June 30, 2005 was $75.6 million compared to $67.6 million for the same period in 2004, an increase of $8.0 million or 11.8%.  The increase is due largely to the fees earned from Refinery

Services’ Fort McMurray facility, increased revenues from the sale of Western Markets Group’s water treatment chemicals and the revenues generated by the Power Generation Group projects.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Revenue for the Group was $22.7 million in the second quarter of 2005 compared to $19.6 million for the same period in 2004, an increase of 15.8%.  For the six months ended June 30, 2005, revenue was $41.1 million, up $4.3 million from the same period of 2004 and was largely the result of the fees earned from the Fort McMurray facility that started in January of 2005. The Company continues to maintain the facility in readiness for commissioning and start-up when Syncrude’s overall Upgrader Expansion project is completed.

Western Markets produces and provides sulphur-enhanced chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for the Western Markets Group in the second quarter of 2005 was $15.0 million, up $1.2 million from revenue of $13.8 million for the same period in 2004.  For the first six months ended June 30, 2005, revenue for the Western Markets was $28.9 million compared with $27.1 million for the same period of 2004 reflecting the unusually high demand for water treatment chemicals as a result of the heavy rains experienced in Alberta and Saskatchewan.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil fuel based power generation industry.

Revenue for Power Generation Group was $3.1 million in the second quarter of 2005, up 63.2% from $1.9 million for the same period in 2004.  For the six months ended June 30, 2005, revenue was $5.6 million compared to $3.6 million for the same period in 2004. The increase in each period largely reflects the number of projects as well as the timing of activities relating to the projects.

Gross Profit

For the three months ended June 30, 2005, gross profit was $14.7 million, or 36.1% of revenue, up from the gross profit for the same period in 2004 of $12.2 million or 34.7% of revenue.  For the six months ended June 30, 2005, gross profit was $28.0 million, up $5.4 million from the same period of 2004.  The increases were the result of the fees earned from the Fort McMurray facility together with improvements in each of the operating groups.

Refinery Services Group gross profit for the second quarter of 2005 was $7.9 million compared to $6.6 million for the same period in 2004, a 19.7% increase.  For the six months ended June 30, 2005, gross profit was $14.7 million compared to $11.2 million for the same period in 2004.  The increases were largely the result of the contribution from Fort McMurray.  Improved volumes of spent acid regenerated at the Toledo plant reflected higher demand during the period and lower volumes processed in the first half of 2004 as a result of customer operating problems.  The benefits of this were offset by higher energy costs and the impact of foreign exchange.

For the three months ended June 30, 2005, the Western Markets Group gross profit was $5.4 million compared to $4.6 million in the second quarter of 2004, an increase of $0.8 million.  For the first six months ended June 30, 2005, gross profit was $10.9 million compared to $9.7 million for the same period of 2004 largely reflecting higher demand for water treatment chemicals.

Gross profit for the Power Generation Group for the second quarter of 2005 was $1.4 million compared to $1.0 million in the same period in 2004, a $0.4 million increase.  For the first six months ended June 30, 2005, gross profit was $2.4 million compared to $1.7 million for the same period of 2004, largely the result of the contribution from the projects in China.

Selling, General, Administrative and Other Costs (SGA)

In the second quarter of 2005, SGA costs were $4.7 million compared to $4.5 million for the same period in 2004, an increase of $0.2 million or 4.4%.   For the first six months of 2005, SGA costs were $8.9 million, down $0.2 million when compared to $9.1 million for the same period in 2004.  The decrease in SGA costs was due primarily to ongoing savings as a result of last year’s change in senior management as well as the timing of certain costs.

Foreign Exchange Gains and Losses

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Year-to-date average U.S. exchange rates	1.2439	1.3587	1.2349	1.3421
Closing U.S. exchange rates	1.2256	1.3404	1.2256	1.3404

The Company has U.S. based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas:  (1) monetary assets and liabilities, primarily working capital, (2) revenues and expenses, and (3) self-sustaining operations including the Senior Subordinated Notes.

The gains or losses arising from the translation of monetary assets and liabilities denominated in U.S. dollars held in Canadian entities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and the resulting holding gains or losses are recorded in the statement of operations. During the three and six months ended June 30, 2005, the Company recorded a nominal foreign exchange impact compared to a loss of approximately $0.3 million for the same periods in 2004.

In addition, all of the Company’s U.S. denominated revenues and expenses of its U.S. operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year.  Unlike other Canadian companies whose U.S. denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company’s earnings is mitigated as both the revenues and expenses for these operations are denominated in U.S. dollars and are translated at the average rate in effect during the year. The Company’s debt and related interest expense are also denominated in U.S. dollars.  The interest expense reduces the effect of foreign exchange fluctuations from the U.S. dollar cash flow from operations and when combined with U.S. dollar depreciation and amortization expenses, it reduces the exposure to net earnings. The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company’s U.S. denominated operating results for the quarter ended June 30, 2005:

	Three months ended	Six months ended
(in thousand of dollars)	June 30, 2005	June 30, 2005

Gross profit	(69)	(118)
SGA costs	17	31
Earnings from operations before the under noted	(52)	(87)
Depreciation and amortization of deferred charges and intangible assets	34	67
Net interest expense	22	44
Earnings before income taxes [1]	4	24

1.

This excludes the foreign exchange impact on translation of U.S. denominated monetary assets and liabilities.

The Company has self-sustaining operations holding U.S. dollar assets and liabilities, and the U.S. dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of shareholders’ equity on the balance sheet.

Depreciation

Depreciation expense in the second quarter of 2005 was $5.3 million compared to $4.1 million for the same period in 2004, an increase of $1.2 million or 29.3%.  For the six months in 2005, depreciation was $10.4 million, up $2.1 million over the same period in 2004.   These increases are the result of the depreciation related to the Fort McMurray facility that started earning revenue in January of 2005.

Interest Expense, net of interest income

	Three months ended June 30,		Six months ended June 30,
(in thousand of dollars)	2005	2004	2005	2004

Interest expense	2,542	2,722	5,073	5,417
Interest capitalized	(256)	(1,088)	(394)	(2,159)
Interest income	(250)	(160)	(477)	(338)
Net interest expense	2,036	1,474	4,202	2,920

Net interest expense was $2.0 million for the second quarter of 2005, compared to net interest expense of $1.5 million for the same period of 2004, an increase of $0.5 million.  For the first six months in 2005, net interest expense was $4.2 million compared to $2.9 million for the same period in 2004.  Interest expense for the three months and six months ended June 30, 2005 was $2.5 million and $5.1 million compared to $2.7 million and $5.4 million for the same periods in 2004 with the decreases a result of the foreign exchange translation of the U.S. denominated interest expense. The decrease in capitalized interest relates to ceasing the capitalization of interest on the construction of the Fort McMurray facility when the facility began earning revenues earlier this year.  This is offset by capitalized interest relating to the expansion of the Montreal facility that commenced last year. The increase in interest income is due to the higher interest earned on the cash balances.

Income Taxes

Total income tax expense for the three months and six months ended June 30 2005 was $0.8 million and $1.4 million, respectively, on earnings before income taxes of $2.5 million and $4.2 million. The overall effective rate for the six months ended June 30, 2005 was 33.1% compared to a statutory rate of 36.1%, with cash taxes expected to be approximately $1.0 million for the year.

Net earnings

Net earnings for the second quarter of 2005 were $1.7 million compared to $1.2 million for the same period of 2004.  Net earnings for the six months ended June 30, 2005 were $2.8 million compared to net earnings of $1.2 million for the same period in 2004.  The increases were largely the result of the improved operating results from the businesses.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information

	2nd Quarter
			1st Quarter		4th Quarter		3rd Quarter
(in thousand of dollars, except per share amounts)	2005	2004	2005	2004	2004	2003	2004	2003

Revenue	40,755	35,244	34,820	32,347	34,314	31,973	35,117	33,884
Gross Profit	14,701	12,234	13,325	10,349	13,177	11,720	13,107	12,786
Selling, general, administrative, and other costs	4,663	4,519	4,198	4,600	9,615	5,046	4,608	4,478
Foreign exchange losses (gains) on monetary items	(10)	345	28	(77)	(147)	(140)	(182)	430
Unusual items	34	--	16	--	549	1,422	--	--
Depreciation, including losses on disposals	5,258	4,171	5,125	4,153	4,500	4,243	4,140	3,516

Interest expense	2,542	2,722	2,531	2,695	2,504	2,634	2,648	2,748
Net earnings (loss)	1,701	1,191	1,084	32	1,879	(632)	1,798	2,608
Basic earnings (loss) per share	0.05	0.04	0.03	--	0.06	(0.02)	0.06	0.08

Cash generated from operations before non-cash working capital	7,376	5,646	6,705	4,323	3,360	5,465	6,293	6,143
Changes in non-cash operating working capital	2,147	(4,026)	(5,024)	113	7,783	(1,018)	1,668	3,941
Cash provided by operations	9,523	1,620	1,681	4,436	11,143	4,447	7,961	10,084

Total Assets	285,344	274,924	271,986	273,495	272,777	270,489	273,470	270,489

Review of Quarterly Trends

The Company’s revenues are generally stable period to period.  For the Refinery Services Group volumes processed by its facilities are subject to the market demand and seasonal variations of its refinery customers’ products, which generally peak during the summer driving months.  However, a portion of Refinery Services Group earnings is protected from these variations through contractual minimum volume requirements. Western Markets Group volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations.  For example, the water treatment needs of its municipal customers generally peak during the spring "run off" and summer seasons. The timing of revenues earned from the Power Generation Group’s projects and licensing activities results in variances in the Group’s quarterly results.

For the four quarters ended June 30, 2005 revenues averaged $36.2 million per quarter while for the four quarters ended June 30, 2004 revenues averaged $33.4 million per quarter.  For the four quarters ended June 30, 2005 gross profit averaged $13.6 million per quarter while for the four quarters ended June 30, 2004 gross profit averaged $11.8 million per quarter.  Revenues and gross profit for the four quarters ended June 30, 2005 are higher than the historical averages and are largely the result of the fees earned in 2005 from the Fort McMurray facility in the Refinery Services Group and the 2005 weather related demand for the Western Markets Group’s water treatment chemicals.

The SGA for the fourth quarter of 2004 included $4.3 million for the cost of the change in senior management and when the fourth quarter of 2004 is adjusted for this cost, SGA averaged $4.7 million over the last eight quarters with fluctuations between quarters reflecting the timing of certain costs.

The depreciation expense for 2005 reflects depreciation from the Fort McMurray facility that started earning revenue in January of 2005. The increase in depreciation expense from the third quarter to the fourth quarter of 2003 reflected the Prince George acquisition completed in the fourth quarter of 2003.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital which typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. The first quarter 2005 increase in non-cash working capital was the result of payments relating to the costs associated with the change in senior management that were accrued in the fourth quarter of 2004. Cash generated by operations was $9.5 million in the second quarter of 2005 compared to $1.6 million for the same period in 2004.  For the first six months ended June 30, 2005 cash generated by operations was 11.2 million compared to $6.1 million for the same period in 2004.  The increases are largely the result of higher earnings.

SUPPLEMENTAL FINANCIAL INFORMATION

EBITDA is a supplemental, non-generally accepted accounting principle financial measure.  EBITDA is defined as earnings before interest, taxes, depreciation, and amortization or “EBITDA”.  It is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation.  EBITDA is also used by the Company as a basis to measure compliance with certain debt covenants.  EBITDA is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions.  Since EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) it should not be considered in isolation of, or as a substitute for net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance.  The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies.  In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash requirements.  The Company’s non-GAAP performance measure, EBITDA, has certain material limitations as follows:

♦

It does not include interest expense.  Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue.  Therefore, any measure that excludes interest has material limitations;

♦

It does not include depreciation and amortization expense.  Because the Company must utilize capital assets in order to generate revenues, depreciation and amortization expense is a necessary and ongoing part of the Company’s costs.  Therefore, any measure that excludes depreciation and amortization expense has material limitations;

♦

It does not include taxes.  Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net earnings.  Because we use EBITDA to evaluate our financial performance, we reconcile it to net earnings which is the most comparable financial measure calculated and presented in accordance to GAAP.  The following is a reconciliation of EBITDA to net earnings:

Supplemental selected information:

For the three months ended June 30, 2005 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	7,449	4,929	355	(2,719)	10,014
Depreciation, including loss on disposal	4,430	588	184	56	5,258
Amortization of deferred charges and intangible assets	--	--	--	175	175
Interest expense	--	--	--	2,542	2,542
Interest capitalized	--	--	--	(256)	(256)
Interest income	--	--	--	(250)	(250)
Earnings (loss) before income taxes	3,019	4,341	171	(4,986)	2,545
Income taxes	--	--	--	(844)	(844)
Net earnings (loss)	3,019	4,341	171	(5,830)	1,701

For the three months ending June 30, 2004 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	6,118	4,211	(153)	(2,806)	7,370
Depreciation, including loss on disposal	3,292	569	232	79	4,172
Amortization of deferred charges and intangible assets	--	--	--	180	180
Interest expense	--	--	--	2,722	2,722
Interest capitalized	--	--	--	(1,088)	(1,088)
Interest income	--	--	--	(160)	(160)
Earnings (loss) before income taxes	2,826	3,642	(385)	(4,539)	1,544
Income taxes	--	--	--	(353)	(353)
Net earnings (loss)	2,826	3,642	(385)	(4,892)	1,191

For the six months ended June 30, 2005 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	13,755	9,975	516	(5,149)	19,097
Depreciation, including loss on disposal	8,733	1,176	370	104	10,383
Amortization of deferred charges and intangible assets	--	--	--	348	348
Interest expense	--	--	--	5,073	5,073
Interest capitalized	--	--	--	(394)	(394)
Interest income	--	--	--	(477)	(477)
Earnings (loss) before income taxes	5,022	8,799	146	(9,803)	4,164
Income taxes	--	--	--	(1,379)	(1,379)
Net earnings (loss)	5,022	8,799	146	(11,182)	2,785

For the six months ending June 30, 2004 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	10,125	8,996	(465)	(5,470)	13,186
Depreciation, including loss on disposal	6,571	1,129	470	155	8,325
Amortization of deferred charges and intangible assets	--	--	--	357	357
Interest expense	--	--	--	5,417	5,417
Interest capitalized	--	--	--	(2,159)	(2,159)
Interest income	--	--	--	(338)	(338)
Earnings (loss) before income taxes	3,554	7,867	(935)	(8,902)	1,584
Income taxes	--	--	--	(361)	(361)
Net earnings (loss)	3,554	7,867	(935)	(9,263)	1,223

EBITDA for the second quarter of 2005 was $10.0 million compared to $7.4 million for the same period in 2004, an increase of 35.1% or $2.6 million.  For the six months ended June 30, 2005, EBITDA was $19.1 million compared to $13.2 million for the same period in 2004.  EBITDA as a percent of revenue was 24.6% compared to 20.9% for the same period in 2004.  As a percentage of revenue, EBITDA was 25.3% for the first six months in 2005 and 19.5% for the same period in 2004.  The improved results are due to the 2005 contribution from Refinery Services Group’s Fort McMurray facility and the strong performances from Power Generation and Western Markets Groups.

Corporate Support costs were $2.7 million in the second quarter of 2005 compared to $2.8 million for the same period of 2004.  For the six months ended June 30, 2005, costs were $5.1 million compared to $5.5 million for the same period of 2004 reflecting lower costs associated with last year’s change in senior management as well as the timing of certain costs.

	Three months ended June 30,		Six months ended June 30,
(in thousand of dollars)	2005	2004	2005	2004

Corporate costs	2,695	2,461	5,081	5,192
Unusual items	34	--	50	10
Foreign exchange losses (gains) on monetary items	(10)	345	18	268
Corporate Support costs	2,719	2,806	5,149	5,470

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $285.3 million at June 30, 2005 compared to $272.8 million at December 31, 2004.

The net book value of property, plant, and equipment at June 30, 2005 increased to $168.2 million from the December 31, 2004 balance of $152.4 million. This increase is the result of capital additions during the first six months of 2005 being offset by depreciation expense.

Accounts receivable increased by $2.5 million to $24.4 million from the December 31, 2004 balance of $21.9 million as a result of increased revenues.  During the second quarter Chemtrade Logistics paid the last $0.9 million instalment of the note.

Accounts payable increased by $2.6 million to $13.2 million from the December 31, 2004 balance of $10.6 million, while accrued liabilities decreased $0.8 million from the December 31, 2004 balance of $19.3 million largely due to the payment associated with the change in senior management accrued in December of 2004 offset by capital costs of approximately $6.6 million accrued for the Montreal expansion project and recorded as part of property, plant and equipment.  Income taxes payable increased to $1.0 million reflecting the timing in payment of tax instalments.

Goodwill and intangible assets increased to $48.7 million from the December 31, 2004 balance of $48.2 million with goodwill remaining unchanged except for the impact of the slightly weaker Canadian dollar on U.S. denominated goodwill, while intangible assets decreased as a result of amortization.

Total debt at the end of the second quarter of 2005 was $113.7 up $0.6 million from the December 31, 2004 balance of $113.1 million.  The foreign exchange impact of the Canadian dollar on U.S. denominated Senior Subordinated Notes was higher than the payments of principal on the Long-term Loan that commenced in January of this year.

The increase in deferred revenues is attributable to the project activities in the Power Generation Group.

Other liabilities increased by $1.3 million to $11.1 million from the December 31, 2004 balance of $9.8 million reflecting the recognition of the asset retirement obligation relating to the Fort McMurray facility that started earning revenue in January of 2005 and the impact of the weaker Canadian dollar versus its U.S. counterpart on U.S. denominated liabilities.

Financial Condition

	June 30	December 31
	2005	2004

Cash including cash held in trust (in millions of dollars)	$ 39.2	$ 44.8
Debt (in millions of dollars)	$ 113.7	$ 113.1
Net debt[1] (in millions of dollars)	$ 74.5	$ 68.3

Debt to Equity	1.1x	1.1x
Net debt to Gross Profit[2]	1.4x	1.4x
Net debt to Equity	0.7x	0.7x
Interest coverage (Gross Profit[2] to interest expense2)	5.3x	4.6x

1.

Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.

2.

Calculated for the latest four quarters.

Cash and cash equivalents at the end of June 2005 were $28.0 million compared to $30.9 million at the end of 2004, with excess cash invested in short-term, interest-bearing deposits. Cash held in trust was $11.2 million at the end of June 2005 compared to $13.9 million at the end of 2004 the decrease reflecting the capital spend on the Fort McMurray project.

The Company generates positive cash flows from operations used to meet its obligations under the Senior Subordinated Notes and the Long-term Loan and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company seeks new outside financing to fund this growth strategy.

On June 2, 2005, Moody’s Investors Services affirmed the credit rating of the Company of Ba3 Senior implied rating and B2 subordinated debt ratings with a stable ratings outlook.  This reflects the Company’s solid base of established long-term contracts and improved cash flows coupled with the Company’s leveraged position.  Standard & Poor’s credit rating of the Company is BB- and the rating on the Senior Subordinated Notes is B.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust and the current portion of long-term debt, was negative $4.9 million at June 30, 2005 compared to negative $3.7 million at December 31, 2004 and is primarily the result of the increase in receivables and payables and timing of capital expenditure accruals. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt from 0.88:1 at the end of 2004 to 0.85:1 in the second quarter of 2005.

Share Capital Outstanding

	As at July 26, 2005	June 30, 2005	December 31, 2004

Number of common shares	32,035,231	32,035,231	31,696,398
Number of options	1,712,932	1,712,932	2,051,765

Closing share price	$7.70	$7.30	$7.00

In January of 2005, the Company issued 338,833 common shares for cash proceeds of $762,000 upon the exercise of stock options.

Related Party Transactions

The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. Under the agreement the Company incurred fees of $0.1 million in the second quarter of 2005 and $0.2 for the six months ended June 30, 2005 compared to $0.1 million second quarter of 2004 and $0.2 million for the six months June 30, 2004.

In addition, certain of the Company’s Directors hold senior positions with firms that provide services to the Company. During the second quarter of 2005, $1.3 million in fees were incurred compared to $1.4 million in the second quarter of 2004. For the six months ended June 30, 2005 fees incurred were $1.7 million compared to $1.5 million for the same period in 2004.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

	Three months ended June 30		Six months ended June 30
(in thousand of dollars)	2005	2004	2005	2004

Cash provided by operations before changes in working capital	7,376	5,646	14,082	9,969
Decrease (increase) in non-cash working capital	2,147	(4,026)	(2,877)	(3,913)
Cash provided by operations	9,523	1,620	11,205	6,056

During the second quarter of 2005, the Company generated $9.5 million in cash provided by operations compared to $1.6 million for the same period in 2004, a $7.9 million increase due to higher earnings and the decrease in non-cash working capital. For the six months ended June 30, 2005 cash generated by operations was $11.2 million compared to $6.1 million for the same period in 2004 primarily the result of the higher earnings.

Cash and cash equivalents at the end of June 30, 2005 were $28.0 million, down $2.9 million from $30.9 million at December 31, 2004 resulting from cash generated by the operations utilized to fund the Montreal expansion project.

Capital Expenditures

	Three months ended June 30		Six months ended June 30
(in thousand of dollars)	2005	2004	2005	2004

Expansion projects	7,545	736	15,330	1,819
Maintenance capital	1,627	2,251	2,178	3,308
Total capital expenditures	9,172	2,987	17,508	5,127

Capital expenditures in the second quarter of 2005 were $9.2 million compared to $3.0 million for the same period in 2004.  For the first six months ended June 30, 2005, capital expenditures were $17.5 million compared to $5.1 million.  The increases were largely due to spending related to the expansion of the Montreal Facility offset by lower maintenance spending.

COMMITMENT

On June 29, 2005 the Company announced that it had agreed to purchase Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, for approximately $73 million, excluding acquisition and financing costs.  The transaction will be funded substantially with debt and in addition to the customary closing conditions is contingent upon the Company arranging financing.  Discussions with bankers for an $80 million facility and a $20 million revolving line of credit for general corporate use are well advanced.  The Company expects to complete the transaction in August 2005.

CHANGES IN ACCOUNTING POLICIES FOR THE SECOND QUARTER 2005

There were no recently issued accounting pronouncements that impacted the Company’s financial statements.

OUTLOOK

Overall the existing business will continue to be stable.  The contribution from the Fort McMurray facility and the expected contribution from Stablex will contribute to the earnings growth for 2005. During 2004, Stablex generated approximately $38 million in revenue and approximately $18 million in gross profit.

Forward-looking Statements

The foregoing may contain forward-looking statements.  These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.  Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.  Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.

Consolidated Balance Sheets

(in thousands of dollars)

	June 30, 2005 (unaudited)	December 31, 2004

Assets

Current assets:
Cash and cash equivalents	$ 28,017	$ 30,922
Cash held in trust	3,675	6,397
Accounts receivable	24,415	21,896
Due from Chemtrade Logistics	--	900
Inventories	2,365	2,186
Future tax asset	154	154
Prepaid expenses and other assets	1,022	1,235
	59,648	63,690

Long-term portion of cash held in trust	7,500	7,500
Property, plant and equipment	168,199	152,432
Deferred charges and other assets, net of accumulated amortization	1,296	986
Goodwill	46,294	45,544
Intangible assets, net of accumulated amortization	2,407	2,625
	$ 285,344	$ 272,777

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 13,209	$ 10,564
Accrued liabilities	18,471	19,281
Income taxes payable	1,015	60
Interest payable	122	122
Current portion of long-term liabilities	1,582	1,526
	34,399	31,553

Long-term debt	112,146	111,612
Deferred revenues	7,013	3,718
Other liabilities	11,107	9,838
Future tax liability	14,795	14,222

Shareholders’ equity:
Capital stock (note 3)	58,735	57,973
Retained earnings	45,975	43,190
Foreign currency translation adjustment	1,174	671
	105,884	101,834
	$ 285,344	$ 272,777

Commitment (note 2)

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(in thousands of dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Revenue	$ 40,755	$ 35,244	$ 75,575	$ 67,591
Cost of sales and services	26,054	23,010	47,549	45,008
Gross profit	14,701	12,234	28,026	22,583

Selling, general, administrative and other costs	4,663	4,519	8,861	9,119
Foreign exchange losses (gains) on monetary items	(10)	345	18	268
Unusual items	34	--	50	10
Loss on disposal of property, plant and equipment	--	28	--	57
Depreciation	5,258	4,144	10,383	8,268
Amortization of deferred charges and intangible assets	175	180	348	357
Interest expense	2,542	2,722	5,073	5,417
Interest capitalized	(256)	(1,088)	(394)	(2,159)
Interest income	(250)	(160)	(477)	(338)
Earnings before income taxes	2,545	1,544	4,164	1,584

Income taxes:
Current	482	212	808	216
Future	362	141	571	145
	844	353	1,379	361
Net earnings	$ 1,701	$ 1,191	$ 2,785	$ 1,223

Earnings per share:
Basic	$ 0.05	$ 0.04	$ 0.09	$ 0.04
Diluted	$ 0.05	$ 0.04	$ 0.08	$ 0.04

Consolidated Statements of Retained Earnings (unaudited)
(in thousands of dollars)
			Six months ended June 30,
			2005	2004

Retained earnings, beginning of year:			$ 43,190	$ 38,290

Net earnings			2,785	1,223
Retained earnings, end of period			$ 45,975	$ 39,513

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(in thousands of dollars)

	Three months ended June 30,	Six months ended June 30,
	2005	2004	2005	2004

Cash provided by (used in):
Operating activities:
Net earnings	$ 1,701	$ 1,191	$ 2,785	$ 1,223
Items not affecting cash:
Depreciation	5,258	4,144	10,383	8,268
Loss on disposal of property, plant and equipment	--	28	--	57
Amortization of deferred charges and intangible assets	175	180	348	357
Future income taxes	362	141	571	145
Accretion of asset retirement obligations	52	18	80	36
Exchange gain on cash	(172)	(56)	(85)	(117)
	7,376	5,646	14,082	9,969

Decrease (increase) in non-cash operating working capital	2,147	(4,026)	(2,877)	(3,913)
Cash provided by operating activities	9,523	1,620	11,205	6,056

Financing activities:
Repayment of long-term debt	(378)	--	(749)	--
Issuance of capital stock	--	--	762	--
	(378)	--	13	--

Investing activities:
Proceeds on disposal of fixed assets	--	(26)	2	(26)
Additions to property, plant and equipment	(9,172)	(2,987)	(17,508)	(5,127)
Note from Chemtrade Logistics	900	900	900	900
Decrease (increase) in deferred charges	(161)	(7)	(434)	86
Decrease in cash held in trust	(72)	2,135	2,722	2,758
	(8,505)	15	(14,318)	(1,409)

Foreign exchange gain on cash held in foreign currency	213	149	195	213

Increase (decrease) in cash and cash equivalents	853	1,784	(2,905)	4,860

Cash and cash equivalents – beginning of period	27,164	19,451	30,922	16,375

Cash and cash equivalents – end of period	$ 28,017	$ 21,235	$ 28,017	$ 21,235
Supplemental cash flow information:
Interest paid	$ 4,310	$ 4,634	$ 5,073	$ 5,417
Capital expenditures accrued	6,623	--	6,623	--
Taxes paid	55	252	55	252

MARSULEX INC.

Notes to Consolidated Financial Statements

1.

Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited interim period consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2004 Annual Report.

2

Commitment:

On June 29, 2005 the Company announced that it had agreed to purchase Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, for approximately $73 million, excluding acquisition and financing costs.  The transaction will be funded substantially with debt and in addition to the customary closing conditions is contingent upon the Company arranging financing, which includes an $80 million facility and a $20 million revolving line of credit for general corporate use.  The Company expects to complete the transaction in August 2005.

3.

Capital stock:

During the first quarter of 2005, the Company issued 338,833 common shares for cash proceeds of $762,000 upon the exercise of stock options.

4.

Stock-based compensation:

The Company’s results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:

(in thousand of dollars, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Net earnings as reported	$ 1,701	$ 1,191	$ 2,785	$ 1,223
Adjustment for cost of stock options	2	18	12	36
Pro forma net earnings	$ 1,699	$ 1,173	$ 2,773	$ 1,187

Pro forma basic earnings per share	$ 0.05	$ 0.04	$ 0.09	$ 0.04
Pro forma diluted earnings per share	$ 0.05	$ 0.04	$ 0.08	$ 0.04

The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

5.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three months ended June 30,				Six months ended June 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousand of dollars)	2005	2004	2005	2004	2005	2004	2005	2004
Service cost	$ 93	$ 103	$ 5	$ 5	$ 186	$ 206	$ 11	$ 10
Interest cost	124	106	8	19	249	212	17	37
Expected return on plan assets	(96)	(87)	--	--	(192)	(173)	--	--
Amortization of transition obligations (assets)	(16)	(16)	2	8	(32)	(32)	4	16
Amortization of actuarial and investment (gain) loss	(19)	15	1	9	(39)	31	2	19
Post retirement benefits expense	$ 86	$ 121	$ 16	$ 41	$ 172	$ 244	$ 34	$ 82

6.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are:  Refinery Services, Western Markets and Power Generation.  The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Western Markets provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.

Notes to Consolidated Financial Statements

6.

Business segments (continued):

Schedule of business segments (unaudited)

For the three months ended June 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$ 22,707	$ 19,630	$ 14,992	$ 13,754	$ 3,056	$ 1,860	$ --	$ --	$ 40,755	$ 35,244
Gross profit	$ 7,901	$ 6,622	$ 5,399	$ 4,577	$ 1,401	$ 1,035	$ --	$ --	$ 14,701	$ 12,234
Earnings (loss) before the under noted	$ 7,449	$ 6,118	$ 4,929	$ 4,211	$ 355	$ (153)	$ (2,719)	$ (2,806)	$ 10,014	$ 7,370
Depreciation, including loss on disposal	4,430	3,292	588	569	184	232	56	79	5,258	4,172
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	175	180	175	180
Interest expense	--	--	--	--	--	--	2,542	2,722	2,542	2,722
Interest capitalized	--	--	--	--	--	--	(256)	(1,088)	(256)	(1,088)
Interest income	--	--	--	--	--	--	(250)	(160)	(250)	(160)
Earnings (loss) before income taxes	$ 3,019	$ 2,826	$ 4,341	$ 3,642	$ 171	$ (385)	$ (4,986)	$ (4,539)	$ 2,545	$ 1,544
Capital expenditures	$ 9,090	$ 2,672	$ 49	$ 277	$ --	$ --	$ 33	$ 38	$ 9,172	$ 2,987

Schedule of business segments (unaudited)

For the six months ended June 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$ 41,094	$ 36,840	$ 28,882	$ 27,137	$ 5,599	$ 3,614	$ --	$ --	$ 75,575	$ 67,591
Gross profit	$ 14,671	$ 11,191	$ 10,932	$ 9,719	$ 2,423	$ 1,673	$ --	$ --	$ 28,026	$ 22,583
Earnings (loss) before the under noted	$ 13,755	$ 10,125	$ 9,975	$ 8,996	$ 516	$ (465)	$ (5,149)	$ (5,470)	$ 19,097	$ 13,186
Depreciation, including loss on disposal	8,733	6,571	1,176	1,129	370	470	104	155	10,383	8,325
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	348	357	348	357
Interest expense	--	--	--	--	--	--	5,073	5,417	5,073	5,417
Interest capitalized	--	--	--	--	--	--	(394)	(2,159)	(394)	(2,159)
Interest income	--	--	--	--	--	--	(477)	(338)	(477)	(338)
Earnings (loss) before income taxes	$ 5,022	$ 3,554	$ 8,799	$ 7,867	$ 146	$ (935)	$ (9,803)	$ (8,902)	$ 4,164	$ 1,584
Capital expenditures	$ 17,346	$ 4,703	$ 108	$ 379	$ --	$ --	$ 54	$ 45	$ 17,508	$ 5,127

Total assets before goodwill and intangible assets[1]	$ 157,957	$ 140,320	$ 30,784	$ 31,387	$ 6,650	$ 5,374	$ 41,252	$ 47,527	$ 236,643	$ 224,608
Goodwill and intangible assets, net of accumulated amortization [1]	38,084	37,662	4,468	4,468	6,149	6,039	--	--	48,701	48,169
Total assets[1]	$ 196,041	$ 177,982	$ 35,252	$ 35,855	$ 12,799	$ 11,413	$ 41,252	$ 47,527	$ 285,344	$ 272,777

1.

2004 assets are at December 31st.

Management Team

Laurie Tugman

President & Chief Executive Officer

Edward R. (Ted) Irwin

Chief Financial Officer

Robert  Cardell

Vice President & General Manager,

Power Generation Group

Doug Osborne

Vice President,

Western Markets Group

Brian Stasiewicz

Vice President,

Refinery Services Group

Lucio Milanovich

Director, Finance

Judith George

Corporate Secretary

Head Office

111 Gordon Baker Road

Suite 300

Toronto, Ontario

M2H 3R1

Tel:

(416) 496-9655

Fax:

(416) 496-4155

Stock Exchange Listing

The Toronto Stock Exchange

Stock symbol: MLX

Transfer Agent and Registrar

Computershare Investor Services

100 University Avenue

9th Floor

Toronto, Ontario

M5J 2Y1

Shareholder inquiry line:

1-800-663-9097

Investor Information

Shareholders or other interested parties seeking financial information about the company are invited to call:

Edward R. (Ted) Irwin

Chief Financial Officer

(416) 496-4164

Financial Calendar 2005

Fiscal year end:  December 31

Interim reports mailed:

May, August, November

Web Site

www.marsulex.com

MARSULEX CLAIMS FOR ALLEGED BREACH OF NON-COMPETITION

AGREEMENT AGAINST CHEMTRADE LOGISTICS INCOME FUND AND

CHEMTRADE LOGISTICS INC.

TORONTO, August 15, 2005 – Marsulex Inc. (TSX: MLX) announced today that it has commenced legal proceedings against Chemtrade Logistics Income Fund (“Chemtrade”) and Chemtrade Logistics Inc.  In its statement of claim, filed in the Ontario Superior Court of Justice, Marsulex alleges that Chemtrade’s recent acquisition of Peak Sulfur, Inc. and Peak Chemical, L.L.C. breaches a non-competition agreement between Marsulex and Chemtrade entered into at the time of Chemtrade’s initial public offering in July 2001.  The statement of claim also alleges that Chemtrade is in breach of a services agreement with respect to pooling its insurance requirements with those of Marsulex in order to obtain favourable insurance coverage and premiums.

Marsulex is seeking damages for the alleged breaches of contract in the amount of $72.8 million, as well as other relief.

Chemtrade Logistics Income Fund was formed in July 2001 when Marsulex sold its sulphur removal assets in eastern North America and an international subsidiary to Chemtrade.

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced environmental compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

# # # #

For further information:

Laurie Tugman

or

Edward R. (Ted) Irwin

President and CEO

Chief Financial Officer

Tel: (416) 496-4157

Tel: (416) 496-4164

MARSULEX COMPLETES ACQUISITION OF QUEBEC-BASED STABLEX

* * * *

Arranges $80 Million Long-term Financing and

$20 Million Revolving Credit Facility

Toronto, August 17, 2005 – Marsulex Inc. (TSX: MLX) announced today that it has completed the acquisition of Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal.  Stablex uses a unique technology to treat and stabilize inorganic industrial hazardous wastes and contaminated soils.  The Stablex process consists of making contaminants insoluble in the environment by using a chemical treatment followed by stabilization and solidification processes before disposal of the product in a dedicated secure placement cell.

The Company also announced that it has arranged $80 million in long-term financing, $70 million of which will be drawn immediately to fund the $71.2 million acquisition, before transaction and financing costs.  The balance of the loan will be drawn as needed to pay acquisition and financing costs, and for general corporate purposes.  The loan is a senior secured term facility that matures on June 15, 2008 with repayments beginning after two years, when quarterly repayments of $6.7 million are required until maturity.  Approximately US$15 million of the long-term financing will be denominated in US dollars.

In addition to the long-term facility, Marsulex has also arranged a $20 million revolving credit facility that will be used for general corporate purposes.  The line of credit will be used to augment cash flows and provide greater financial flexibility to implement the Company’s growth initiatives as necessary.

Both debt facilities carry variable rates of interest and are secured by the assets of Marsulex Inc. and its subsidiaries. A syndicate of banks arranged by BMO Nesbitt Burns provided the facilities.

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced environmental compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

# # # #

For further information:

Laurie Tugman

or

Edward R. (Ted) Irwin

President and CEO

Chief Financial Officer

Tel: (416) 496-4157

Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

August 18, 2005	By:	/s/ Edward R. (Ted) Irwin
Edward R. (Ted) Irwin
Chief Financial Officer